Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

(US dollars, in accordance with Canadian GAAP)

Prepared May 5, 2005 for the three months ended March 31, 2005. The following discussion includes references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as C$.

The following discussion of the financial condition and results of operations of Peru Copper Inc. should be read in conjunction with our interim consolidated financial statements and related notes. This section contains forward-looking statements that involve risks and uncertainties. Peru Copper’s actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Forward-Looking Information.”

Forward-Looking Information

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Peru Copper Inc. (“Peru Copper” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements relate to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration of the Company’s exploration property. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

History and Corporate Structure

Peru Copper was incorporated on February 24, 2004 under the Canada Business Corporations Act. Peru Copper is a holding company, and conducts its business through its wholly-owned subsidiary, Peru Copper Syndicate Ltd., a Cayman Islands company which beneficially owns 100% of Minera Peru Copper Syndicate S.A., a Peruvian company.

On October 6, 2004 the Company completed its Initial Public Offering and commenced trading of its commons shares and share purchase warrants on the Toronto Stock Exchange under the trading symbols of “PCR” and “PCR.WT”

On April 15, 2005, the Company’s registration statement filed with the Securities and Exchange Commission in the United States became effective. On April 19, 2005, the Company’s common shares and share purchase warrants commenced trading on the American Stock Exchange under the trading symbols “CUP” and “CUP.WX”.

On April 26, 2005, the Company announced an updated independent resource estimate for its Toromocho Project which includes 1.58 billion tonnes of measured and indicated mineral resource at an average copper equivalent grade of 0.68% and 257 million tones of inferred material at an average copper equivalent grade of 0.58%.

The following discussion provides an analysis of the financial results of Peru Copper Syndicate Ltd., Peru Copper’s predecessor, for the period from January 1, 2004 through March 31, 2004 and for Peru Copper and its consolidated subsidiaries for the three months ending March 31, 2005.

Overview

Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project. Two addendums to the Toromocho Option were entered into, one on November 12, 2003 and the other on August 26, 2004. The Toromocho Option has a one-year term that may be extended annually, up to a maximum of five years to June 11, 2008. On May 25, 2004, Peru Copper provided Centromin with notice to extend the agreement for a second year.

The Toromocho Option requires us to fulfill certain minimum expenditure requirements in order to maintain the Toromocho Option in good standing. In the first contract year, ending June 11, 2004, Peru Copper expended $1.7 million, meeting its minimum investment requirement. In the second contract year ending June 11, 2005, Peru Copper is required to expend $2.0 million and in each of the ensuing three contract years the minimum expenditure requirement is $3.0 million each year. Through December 10, 2004, the first six months of the second option contract year, the Company expended $7.1 million of qualified expenses under the option contract for a total of $8.8 million. From December 11, 2004 to March 31, 2005 the Company expended an additional $2.3 million of qualified expenses, which are subject to an audit to determine if the expenditures qualify under the terms of the Toromocho Option. As a result, the Company has met its spending obligations for the first four years under the Toromocho Option. Peru Copper has budgeted sufficient spending to meet the minimum expenditures required in years four and five of the Toromocho Option. Independent audits are performed every six months to determine if expenses qualify as expenditures under the agreement.

Upon exercise of the Toromocho Option, Peru Copper would enter into a Transfer Agreement with Centromin to transfer Centromin’s interests in the mining concessions and related assets to the Company. The Transfer Agreement requires that Peru Copper deliver a performance bond or letter of credit in the amount of $30.0 million towards required development obligations.

In 2004, the Company purchased partial interests in ten concessions located near the Toromocho concessions. Four of these interests are now the subject of litigation (please see “Litigation, Claims and Assessment”)

In 2004, Peru Copper completed a treasury private placement and initial public offering (“IPO”), which raised gross proceeds of $56.9 million to support the development of the Toromocho Project. These funds give Peru Copper the financial ability to continue the exploration of the Toromocho Project and to fulfill the minimum expenditures required under the Toromocho Option.

Results of Operations

A two-phase exploration work program began in 2004. Phase 1 included 44,000 meters of diamond drilling and was completed in January 2005. Based on a total of 48,230 meters of drilling through March 2005, an updated independent resource estimate for the Toromocho Project was prepared by Independent Mining Consultants Inc. (“IMC”).

The technical report shows a central core of measured and indicated resource, based on a copper equivalent cutoff grade of 0.60%, of 818 million tonnes at a copper grade of 0.64% and a copper equivalent grade of 0.90%. Additional measured and indicated resources, based on a copper equivalent cutoff grade of between 0.26% and 0.59%, of 763 million tonnes at a copper grade of 0.33% and 0.44% copper equivalent grade have also been reported. The total measured and indicated resource is estimated to contain 17.2 billion pounds of copper and 539 million pounds of molybdenum. A further 257 million tonnes of inferred resource is estimated to contain 2.5 billion pounds of copper and 51 million pounds of molybdenum. The stripping ratio for the entire deposit is reported by IMC to be 0.35 tonnes of waste to 1 tonne of mineralized material.

The Company’s metallurgical testing program has been successful in producing copper concentrates using ore from the Toromocho deposit and a traditional flotation process. Tests indicate that copper concentrate can be produced with an average 85% copper recovery and a 25% average copper concentrate grade, based on arithmetical averages of material tested.

During 2005, approximately 50,000 meters of drilling is planned as part of the Phase 2 exploration program, the majority of which will be close-spaced confirmation drilling in the IMC Pit. Additionally, metallurgical testing will continue during the year using samples from both Phase 1 and Phase 2 drilling. A key component of the Phase 2 work plan is a feasibility study, which is expected to begin in the second quarter 2005 and be completed in twelve to fifteen months.

Peru Copper’s intention is to continue with its exploration program of the Toromocho concessions and to fulfill the Toromocho Option requirements.

For the Three Months Ended March 31, 2005

The Company prepares its financial statements in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”) and in U.S. dollars. For the first quarter of 2005, the Company recorded a loss of $0.7 million as compared to a loss of $0.01 million for the same period in 2004. Peru Copper’s expenses increased to $1.0 million for the first quarter of 2005, from $0.01 million for the 2004 period, primarily as a result of new operating expenses incurred from the increase in corporate activities. Peru Copper expenses all costs not directly related to its exploration and drilling efforts at the Toromocho Project. During the current period, the Company began to capitalize all stock-based compensation of vested options which relate to employees and consultants that work directly on the Toromocho Project. All other stock-based compensation is expensed. In the current period, stock-based compensation of $0.4 million was expensed in respect of the vesting of options to directors, officers, employees and consultants. The current quarter also included expenses of $0.2 million related to the listing of the Company’s shares on the American Stock Exchange.

Additionally, Peru Copper incurred salary, management and director fees of $0.1 million during the period. These expenses were offset by $0.25 million of interest earned on cash balances. The Company maintains its cash and short-term, low risk investments in institutions with high credit worthiness.

All of the Company’s $3.2 million of exploration expenses during the first quarter 2005 have been capitalized under Canadian GAAP as exploration properties and all administration expenses of the Company have been expensed. Included in the $3.2 million are: $1.3 million for drilling of 13,334 meters; salaries and consulting of $0.5 million; assays and sampling of $0.3 million; supplies and general of $0.5 million; value added tax of $0.3 million; stock based compensation of $0.1 million and other costs of $0.3 million. The Company has 59 employees and several consultants working on the Toromocho Project

Cash Flows

Cash used in operating activities in the three months ended March 31, 2005 was $0.5 million as compared to cash used in the three months ended March 31, 2004 of $0.1 million. The level of spending in 2005 is more representative of ongoing administrative expenses as compared to the 2004 period during start up.

Cash used in investing activities in the three months ended March 31, 2005 of $3.1 million is substantially all for capitalized expenditures on the Toromocho Project, as compared to $0.5 million in the three months ended March 31, 2004.

Cash used in financing activities in the three months ended March 31, 2005 consists of repayment of amounts owing to directors of the Company. Cash from financing activities in the three months ended March 31, 2004 was comprised of $0.2 million from shareholder contributions, $0.5 million received from Peru Copper prior to the share transaction and $0.1 million from directors of the Company.

In summary, for the three months ended March 31, 2005, total cash decreased by $3.8 million as compared to an increase in cash of $0.3 million for the three months ended March 31, 2004.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Peru Copper and is derived from unaudited quarterly consolidated financial statements prepared by management. The Company’s interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in US dollars.

Period	Revenues	Income (Loss) from Continued Operations and Net Income (loss)	Basic and Fully-Diluted Income (Loss) per Share from Continued Operations and Net Income (loss)
1st Quarter 2005	Nil	$(714,272)	$(0.01)
4th Quarter 2004	Nil	$377,190	$0.00
3rd Quarter 2004	Nil	$(452,508)	$(0.01)
2nd Quarter 2004	Nil	$(190,214)	$(0.00)
1st Quarter 2004	Nil	$(11,756)	$(0.00)
4th Quarter 2003	Nil	$(1,789)	$(0.00)
3rd Quarter 2003	Nil	$(4,729)	$(0.00)
2nd Quarter 2003	Nil	$(37,223)	$(0.00)

1st Quarter 2005 includes a foreign exchange loss of $40,859, interest income of $245,373 and stock based compensation of $358,158. Without these items, the administrative costs of the Company during the period were $560,628, comparable to the prior quarter.

4th Quarter 2004 includes a foreign exchange gain of $1,153,175, interest income of $220,956 and stock-based compensation of $456,769. Without these items, the administrative costs of the Company during the period were $540,172. Administrative costs increased over the prior quarter due to expenses associated with the Company’s US listing application and the additional administrative costs of being a public company.

3rd Quarter 2004 includes stock-based compensation of $133,176. Without stock-based compensation, the administrative costs for the quarter were $319,332. Costs increased from the prior quarter due to increased costs associated with being a public company.

2nd Quarter 2004 includes stock-based compensation of $60,830. Without stock-based compensation, administrative costs were $129,384.

Liquidity and Capital Resources

Peru Copper had cash and cash equivalents of $36.9 million at March 31, 2005 as compared with $40.7 million at December 31, 2004. On March 31, 2005, $32.8 million was held in US dollars and $4.1 million was held in Canadian dollars.

Peru Copper had a working capital surplus of $37.9 million and $41.4 million as at March 31, 2005 and December 31, 2004, respectively.

We expect that the working capital will be sufficient to pay for the continued exploration and general and administrative costs of the Toromocho Project through the end of 2006. Depending upon developments during Peru Copper’s exploration phase, the pace of expenditures and other general and administrative costs could increase or decrease. We have not attempted to secure sources of additional financing to fund future expenditures for the period beyond 2006. However in the event that the pace of expenditures increases, we plan to secure future financing from issuance of additional equity, debt, or financing from other sources.

Peru Copper’s opinion concerning liquidity and its ability to avail itself in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include Peru Copper’s performance (as measured by various factors including the progress and results of its exploration work), the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate and drilling and metallurgical testing results from the Toromocho Project.

Additional factors that could impact our ability to obtain additional financing are the progress and results of our exploration work, the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate and drilling and metallurgical testing results from the Toromocho Project.

Outlook and Capital Requirements

The net proceeds received from the IPO and the treasury private placement in 2004 enables Peru Copper to continue with its exploration program of the Toromocho Project and to fulfill the Toromocho Option requirement, which requires $12.0 million of qualified expenditures in order to maintain the option agreement in the five year option term. Of the total expenditures required, the Company has spent $11.1 million through March 31, 2005, $2.3 million of which remains to be audited by Centromin. Subject to the audit, the Company has met its expenditure requirements for the first four option years up to June 10, 2007 Qualifying expenses include technical, environmental and financial studies, prospecting and exploration, construction work and purchases of mining machinery and equipment required for exploration, environmental remediation, insurance, freight, tariff duties and taxes that cannot be recovered as a tax credit, financial costs of exploration, access to use of surface land, and payments of annual mining concession fees. Peru Copper has budgeted sufficient spending to meet the minimum required spending under the Toromocho Option of $12.0 million to maintain the Toromocho Option in good standing.

Each year during the option exercise period, Peru Copper must provide a letter of credit in favor of Centromin in an amount equal to its minimum required expenditures for the following year reduced by certain amounts previously paid. Peru Copper has provided a letter of credit in the amount of $2.0 million in favor of Centromin in connection with the extension of the term of the option exercise period for a second year from June 12, 2004 to June 11, 2005. In order for amounts spent by us to be accredited as qualifying expenses under the Toromocho Option, Peru Copper is required to submit an independently audited account of its expenses every six months during the term of the Toromocho Option.

On September 15, 2004, Peru Copper paid $1.0 million toward the Social Trust Fund of Centromin and on September 15, 2005, Peru Copper is obligated to pay another $1.0 million. The amount payable on September 15, 2005 is contingently payable upon renewal of the third option period. These payments are paid toward the Environmental Sanitation Fund of Centromin; the latter $1.0 million payment represents an advance payment of future royalties.

Foreign Currency Exchange Rate Risk

All of Peru Copper’s activities are located in Peru, with the exception of a small administrative office in Canada. Peru Copper’s future profitability could be affected by fluctuations in foreign currencies relative to the United States dollar and Canadian dollar. Peru Copper has not entered into any foreign currency contracts or other derivatives to establish a foreign currency protection program.

Litigation, Claims and Assessment

On January 26, 2005 Compania Minera Natividad (“Natividad”), which is owned by Pan American Silver Corporation, filed suit against Minera Peru Copper Syndicate S.A. (the Company’s subsidiary in Peru).

Natividad disputes the Company’s recent acquisition of interests in four mineral claims in which it owns a 50% interest. Natividad is the owner of the other 50%

of the concessions and claims a right of first refusal to the interests acquired by Peru Copper. Should Natividad be successful in its lawsuit, it would take the place of the Company as owner of the disputed interests and would have to pay the Company whatever monies were paid by the Company to acquire the interests.

Peru Copper believes that its claims were validly purchased in accordance with applicable Peruvian law and it will defend its position. The four concessions that are the subject to the lawsuit are not, in the opinion of Peru Copper, material to its development of the Toromocho Project.

Forward Sales, Options and Other Commitments (including Off-Balance Sheet Arrangements)

We have no forward sales, option contracts, or other off-balance sheet arrangements.

In addition, the Company has no material commitments for expenditures that may not be cancelled by the Company or that extend beyond one year.

Related Party Transactions

During the quarter, certain directors provided consulting services to the Company, either directly or through companies owned by them. A company controlled by David Lowell was paid $24,999. Catherine McLeod-Seltzer was paid $7,500, and Pathway Capital Ltd., a company owned by David De Witt, was paid C$18,000.

In addition, Pathway Capital Ltd. provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services, pursuant to a management services agreement executed on November 1, 2004. The agreement provides for reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space.

We continue to sublease an apartment in Lima, Peru, which is owned by Charles Preble, the Company’s chief executive officer, president and director at a monthly rental of $800. The apartment is for use by David Lowell, our executive chairman, director and one of the co-founders. The monthly rental is based on prevailing market rates for similar apartments in the area.

Critical Accounting Policies

The details of the Company’s accounting policies are presented in note 2 of the consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company’s mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The ability to achieve estimated quantities of recoverable minerals from undeveloped mineral interests involves various risks and uncertainties regarding future cash flows from future production, commodity prices, operating costs, capital costs and reclamation costs. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in exploration properties.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock-based Compensation

The Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year. When determining the volatility factor and length of options for its stock-based compensation assumptions, management of the Company is required to make estimates for the future volatility of its shares and the length of time stock options will remain unexercised. Management has used volatility assumptions based upon historical volatility of a basket of copper exploration companies because Peru Copper did not have publicly traded shares prior to October 2004. In addition, management has assumed that 100% of the options will be exercised and will remain unexercised until immediately prior to their expiry date. These assumptions may not necessarily be an accurate indicator of future volatility.

Outstanding Share Data

The following is a summary of the Company’s outstanding share data as of April 26, 2005.

Common Shares

A total of 94,027,320 common shares are outstanding.

Common Share Purchase Warrants

A total of 21,863,659 common share purchase warrants are issued and outstanding, with each warrant entitling the holder thereof to purchase one common share of the Company at a price of $2.00 per share on or before March 18, 2006.

Other Convertible Securities

A total of 389,286 agent’s options are issued and outstanding, with each agent’s option entitling the holder to purchase one common share of the Company at a price of $1.40 per share on or before March 18, 2007.

A total of 1,714,937 broker warrants are issued and outstanding, with each broker warrant entitling the holder to purchase one common share of the Company at a price of C$1.65 on or before October 6, 2005.

A total of 5,972,100 stock options are issued and outstanding, with expiry dates ranging from February 24, 2009 through March 30, 2010. All stock options entitle the holders to purchase common shares of the Company.

Additional Sources of Information

Additional sources of information regarding Peru Copper Inc. is on SEDAR at www.sedar.com